SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


               --------------------------------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)




                              (Amendment No. 12 )1


                              Cavalier Homes, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   149507-105
                                 (CUSIP Number)

  David A. Roberson, Cavalier Homes, Inc., P.O. Box 540, Addison, Alabama 35540
                                 (205) 747-0044
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1997
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 _
|_|.








                    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 5 Pages)
___________
1        The remainder of  this cover  page shall  be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 149507-105                 13D                       Page 2 of 5 Pages
--------------------                                           -----------------
________________________________________________________________________________
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Barry B. Donnell
________________________________________________________________________________
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 _
                                                                  (a)     |_|
                                                                  (b)     |_|
________________________________________________________________________________
   3     SEC USE ONLY

________________________________________________________________________________
   4     SOURCE OF FUNDS*
            Not applicable.
________________________________________________________________________________
   5     CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
         ITEM 2(d) OR 2(e)                                                 _
                                                                          |_|
________________________________________________________________________________
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
________________________________________________________________________________
                  |     7     SOLE VOTING POWER
                  |              813,515
                  |_____________________________________________________________
     NUMBER OF    |     8     SHARED VOTING POWER
      SHARES      |              15,080
   BENEFICIALLY   |_____________________________________________________________
     OWNED BY     |     9     SOLE DISPOSITIVE POWER
       EACH       |              813,515
     REPORTING    |_____________________________________________________________
      PERSON      |     10    SHARED DISPOSITIVE POWER
       WITH       |              15,080
__________________|_____________________________________________________________
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            828,595
________________________________________________________________________________
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           _
                                                                          |_|
________________________________________________________________________________
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            4.10%(1)
________________________________________________________________________________
  14     TYPE OF REPORTING PERSON*
            IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Schedule 13D, as heretofore amended (the "Schedule 13D"), previously filed by Barry B. Donnell (the "Reporting Person") with respect to the shares of common stock, par value $0.10 per share (the "Common Stock") of Cavalier Homes, Inc. (the "Company") owned by the Reporting Person, is hereby amended as described herein. Except as amended hereby, the Schedule 13D as previously filed shall remain in effect.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 to Schedule 13D is hereby amended and supplemented by inserting the following:

                  On December 31, 1997, pursuant to that certain Agreement and Plan of Merger, dated as of August 14, 1997, as amended (the "Merger Agreement"), by and among the Company, Belmont Homes, Inc., a Mississippi corporation ("Belmont"), and Crimson Acquisition Corp, a Mississippi corporation and wholly owned subsidiary of the Company ("Crimson"), Crimson was merged with and into Belmont and Belmont became a wholly owned subsidiary of Cavalier (the "Merger"). In connection therewith, each share of common stock of Belmont issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 0.80 shares of the Common Stock, and 7,555,121 shares of Common Stock were issued to the former Belmont shareholders. At the Effective Time of the Merger, T&C Investment Club, a partnership in which the Reporting Person is a partner, held 100 shares of Belmont common stock. Accordingly, as of the Effective Time, T&C Investment Club was issued 80 shares of Common Stock in exchange for its 100 shares of Belmont common stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 to Schedule 13D is hereby amended and supplemented by inserting the following:

                  For purposes of computing the percentage of shares beneficially owned by the Reporting Person, shares which the Reporting Person has the right to acquire within sixty days of this filing are deemed to be outstanding as of the date of this filing. Therefore, the percentage of shares beneficially owned has been computed on the basis of 20,193,670 shares of Common Stock outstanding on February 26, 1998, based upon information provided by the Company.

                  (a) The Reporting Person is the beneficial owner of 813,515 shares of Common Stock owned directly by him, which includes 250,000 shares which the Reporting Person has the right to acquire within sixty days of this filing pursuant to options that have been previously granted to the Reporting Person, and 15,080 shares of Common Stock owned indirectly

                                Page 3 of 5 Pages
                           by him, constituting approximately 4.10% of the shares of Common Stock outstanding, as determined above.

                  (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 813,515 shares of Common Stock held directly by him, which includes 250,000 shares which the Reporting Person has the right to acquire within sixty days of this filing pursuant to options that have been previously granted to the Reporting Person. The Reporting Person has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 15,000 held by the Donnell Foundation of which the Reporting Person is co-trustee, and the 80 shares of Common Stock held by T&C Investment Club in which the Reporting Person is a partner.

                  (c) Except for the transaction described under Item 3 above, there have been no transactions in the class of securities reported on that were effected during the past sixty (60) days.

                  (d) T&C Investment Club has the right to receive the dividends from, and the proceeds from the sale of, the 80 shares of Common Stock owned by it. The Donnell Foundation has the right to receive dividends from, and the proceeds from the sale of, the 15,000 shares of Common Stock owned by it.

                  (e) As indicated in Item 3, on December 31, 1997, pursuant to the Merger Agreement, 7,555,121 shares of Common Stock were issued to the former shareholders of Belmont. Accordingly, on December 31, 1997, the Reporting Person ceased to be the beneficial owner of more than five percent of the issued and outstanding Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

Item 6 to Schedule 13D is hereby amended and supplemented by inserting the following:

                  As noted in Item 3, T&C Investment Club owns 80 shares of Common Stock. T&C Investment Club has the power to transfer or vote such shares.



                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                          February 26, 1998
                                                      __________________________
                                                                 (Date)



                                                        /s/ BARRY B. DONNELL
                                                    ____________________________
                                                            Barry B. Donnell


                                Page 5 of 5 Pages